Exhibit 99.1

WASTE CONNECTIONS AND PROGRESSIVE WASTE SOLUTIONS ISSUE JOINT STATEMENT

The Woodlands, Texas and Toronto, Ontario – April 5, 2016 – Waste Connections, Inc. (NYSE: WCN) and Progressive Waste Solutions Ltd. (NYSE: BIN) (TSX: BIN) today announced their preliminary conclusions regarding the U.S. Department of Treasury's proposed tax regulations issued late yesterday.  Based upon an initial review by the companies and their advisors, the companies believe that the proposed regulations could have an impact of less than 3% of the combined company expected Year 1 adjusted free cash flow*, which is estimated to be more than $625 million, excluding any additional structuring benefits that could offset such impact.  The two companies remain committed to the strategic merger announced on January 19, 2016, which is expected to close in the second quarter of 2016.

About Waste Connections, Inc.
Waste Connections, Inc. ("Waste Connections") is an integrated solid waste services company that provides waste collection, transfer, disposal and recycling services in mostly exclusive and secondary markets.  Through its R360 Environmental Solutions subsidiary, Waste Connections is also a leading provider of non-hazardous oilfield waste treatment, recovery and disposal services in several of the most active natural resource producing areas in the United States, including the Permian, Bakken and Eagle Ford Basins.  Waste Connections serves more than two million residential, commercial, industrial, and exploration and production customers from a network of operations in 32 states.  Waste Connections also provides intermodal services for the movement of cargo and solid waste containers in the Pacific Northwest.  Waste Connections, Inc. was founded in September 1997 and is headquartered in The Woodlands, Texas.

For more information, visit the Waste Connections web site at www.wasteconnections.com.  Copies of financial information, including this release, are available on the Waste Connections website or by contacting us directly at (832) 442-2200.

About Progressive Waste Solutions Ltd.
As one of North America's largest full-service waste management companies, Progressive Waste Solutions Ltd. ("Progressive Waste") provides non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 14 U.S. states and the District of Columbia and six Canadian provinces.  Progressive Waste serves its customers with vertically integrated collection and disposal assets.  Progressive Wastes' shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the symbol "BIN".

To find out more about Progressive Waste Solutions, visit its website at www.progressivewaste.com or by contacting us directly at (905) 532-7517.

Definitions
(*) Adjusted Free Cash Flow: Adjusted free cash flow, a non-GAAP financial measure, is provided supplementally because it is widely used by investors as a valuation and liquidity measure in the solid waste industry. Waste Connections' management uses adjusted free cash flow as one of the principal measures to evaluate and monitor the ongoing financial performance of the Company's operations. Waste Connections defines adjusted free cash flow as net cash provided by operating activities, plus proceeds from disposal of assets, plus or minus change in book overdraft, plus excess tax benefit associated with equity-based compensation, less capital expenditures for property and equipment and distributions to non-controlling interests. The Company further adjusts this calculation to exclude the effects of items management believes impact the ability to assess the operating performance of its business. This measure is not a substitute for, and should be used in conjunction with, GAAP liquidity or financial measures. Other companies may calculate adjusted free cash flow differently.

Safe Harbor and Forward-looking Information
This presentation contains forward-looking statements (which include "forward-looking information" within the meaning of applicable Canadian securities laws), including those regarding the proposed merger between Waste Connections and Progressive Waste. These forward-looking statements are not based on historical facts but instead reflect Progressive Waste's or Waste Connections' respective management's expectations, estimates or projections concerning future results or events. These forward-looking statements are often identified by the words "may," "might," "believes," "thinks," "anticipates," "plans," "expects," "intends" or similar expressions and include statements regarding (1) expectations regarding whether the transaction, including the merger, the issuance of the merger consideration and the proposed share consolidation of Progressive Waste, will be consummated, including whether conditions to the consummation of the transaction will be satisfied, or the timing for completing the transaction, (2) expectations for the effects of the transaction or the ability of the combined company to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays, (3) the potential benefits and synergies of the transaction, including expected cost savings and tax benefits and (4) expectations for other economic, business, and/or competitive factors. Although Waste Connections and Progressive Waste believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the following: the ability to consummate the proposed transaction; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the proposed transactions on the proposed terms and schedule; the ability of Waste Connections and Progressive Waste to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact of the announcement or consummation of the proposed transactions on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws and regulations and interpretations of laws and regulations; significant competition that Waste Connections and Progressive Waste face; compliance with extensive government regulation; and the diversion of management time on the proposed transactions. These forward-looking statements may be affected by risks and uncertainties in the business of Waste Connections and Progressive Waste and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Waste Connections and Progressive Waste with the U.S. Securities and Exchange Commission, including Waste Connections' quarterly reports on Form 10-Q and its annual report on Form 10-K for the year ended December 31, 2015, and Progressive Waste's quarterly reports on Form 6-K and its year-end report for the year ended December 31, 2015, as well as in Progressive Waste's filings with the Canadian securities regulators.  Waste Connections and Progressive Waste wish to caution readers that certain important factors may have affected and could in the future affect their actual results and could cause their actual results for subsequent periods to differ materially from those expressed in any forward-looking statement made by or on behalf of Waste Connections or Progressive Waste.  Neither Waste Connections nor Progressive Waste undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date hereof, except as may be specifically required by applicable securities laws.

Additional Information and Where to Find It
This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction, Progressive Waste, as the parent company resulting from the transaction, intends to file with the SEC a registration statement on Form F-4 that will include the joint proxy statement/prospectus of Waste Connections and Progressive Waste, Progressive Waste's information circular in respect of the meeting of its shareholders to approve the issuance of the merger consideration, and other relevant documents to be mailed by Waste Connections and Progressive Waste to their respective security holders in connection with the proposed transaction between Waste Connections and Progressive Waste.  Progressive Waste's information circular will also be filed with the Canadian securities regulators.  WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, AND THE INFORMATION CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Waste Connections, Progressive Waste and the proposed transaction. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC and the Canadian securities regulators free of charge at the SEC's website, www.sec.gov and at the System for Electronic Document Analysis and Retrieval (SEDAR) maintained by the Canadian Securities Administrators at www.sedar.com. In addition, a copy of the registration statement on Form F-4 and joint proxy statement/prospectus and information circular (when it becomes available) may be obtained free of charge from Progressive Waste's internet website for investors at http://investor.progressivewaste.com, and from Waste Connections' investor relations website at http://wasteconnections.investorroom.com. Investors and security holders may also read and copy any reports, statements and other information filed by Waste Connections or Progressive Waste, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC's website for further information on its public reference room.

Participants in the Solicitation of Votes
Waste Connections or Progressive Waste, as applicable, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies for their respective security holder approvals to be obtained for the proposed transaction. Information regarding Progressive Waste's directors and executive officers is available in its management information circular filed by Progressive Waste on SEDAR at www.sedar.com on April 10, 2015 in connection with its 2015 annual meeting of shareholders, and information regarding Waste Connections' directors and executive officers is available in its proxy statement filed with the SEC by Waste Connections on April 2, 2015 in connection with its 2015 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus, Progressive Waste's registration statement and information circular and other relevant materials to be filed with the SEC and the Canadian securities regulators when they become available.

CONTACTS FOR WASTE CONNECTIONS:	CONTACT FOR PROGRESSIVE WASTE:

Worthing Jackman / (832) 442-2266	Chaya Cooperberg / (905) 532-7517
worthingj@wasteconnections.com	chaya.cooperberg@progressivewaste.com

Mary Anne Whitney / (832) 442-2253
maryannew@wasteconnections.com